VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

July 5, 2007

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

dw 7/11

United States Sec Filing
July 5, 2007

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. 3rd Party News Release – dated June 1, 2007
2. Company News Release – dated June 1, 2007
3. Company News Release – dated June 13, 2007
4. Company News Release – dated June 15, 2007
5. Company News Release – dated June 21, 2007

Correspondence with Securities Commission(s)

1. Interim Consolidated Financial Statements for the period ended April 30, 2007 and 2006
2. Interim MD&A for the period ended April 30, 2007
3. Certification of Interin Filings by the CFO
4. Certification of Interin Filings by the CEO
5. Material Change Report – dated June 4, 2007

PINETREE. PRESS RELEASE

PINETREE CAPITAL LTD. ACQUIRES SECURITIES OF VALGOLD RESOURCES LTD.

TORONTO, Ontario (June 1, 2007) – Pinetree Capital Ltd. (TSX: PNP), a Canadian investment company, announces that on May 31, 2007 it acquired ownership of 5,000,000 common shares ("Common Shares") of ValGold Resources Ltd. ("ValGold") and 2,500,000 common share purchase warrants (the "Warrants"). Each Warrant entitles the holder thereof to acquire one additional common share at a price of $0.50 until May 31, 2008 and at a price of $0.60 until May 31, 2009. In the event that the Warrants are fully exercised, these holdings represent approximately 14.6% off the total issued and outstanding common shares of ValGold as of May 31, 2007, calculated on a partially diluted basis assuming the exercise of the Warrants only.

These transactions were made for investment purposes and Pinetree could increase or decrease its investment in ValGold depending on market conditions or any other relevant factor.

About Pinetree

Pinetree Capital Ltd. ("Pinetree" or the "Company") was incorporated under the laws of the Province of Ontario and is publicly traded on the Toronto Stock Exchange ("TSX") under the symbol "PNP" and is included in the Standard & Poor's/Toronto Stock Exchange composite index. Pinetree is a diversified investment and merchant banking firm focused on the small cap market. Pinetree's investments are primarily in the resources sector: Uranium, Oil & Gas, Molybdenum, Precious Metals and Base Metals. Pinetree's investment approach is to build a macro position in a sector, find the micro-cap opportunities in that sector and work with those companies to build them to commercial production and create an exit.

For more details about Pinetree and its investments, please visit our website at www.pinetreecapital.com

This news release contains forward-looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties and other factors that may cause Pinetree's results to differ materially from expectations. These include risks relating to market fluctuations, investee performance and other risks. These forward-looking statements speak only as of the date hereof. Pinetree disclaims any intent or obligation to update these forward-looking statements.

Investor Relations:
Larry Goldberg, C.A.
Executive Vice President and Chief Financial Officer
Pinetree Capital Ltd.
130 King Street West, Suite 2500
Toronto, Ontario, Canada, M5X 1A9

Media Relations:
Wanda Cutler
Director of Corporate Communications
Pinetree Capital Ltd.
130 King Street West, Suite 2500
Toronto, Ontario, Canada, M5X 1A9

Venture to Grow.

Phone: 416-941-9600
Email: ir@pinetreecapital.com
Web Site: www.pinetreecapital.com

Phone: 416-860-1717

Venture to Grow.

Report Pursuant to National Instrument 62-103

Section 176 of the Securities Act (Alberta)
Section 111 of the Securities Act (British Columbia)
Section 110 of the Securities Act (Saskatchewan)
Section 92 of the Securities Act (Manitoba)
Section 101 of the Securities Act (Ontario)
Section 147.11 of the Securities Act (Quebec)
Section 102 of the Securities Act (Newfoundland)
Section 107 of the Securities Act (Nova Scotia)

This report is made pursuant to the provisions of the securities legislation referred to above in connection with certain acquisitions of common shares and convertible securities of ValGold Resources Ltd. ("ValGold").

1. **Name and address of Offeror.**

   Pinetree Capital Ltd. ("Pinetree")
   The Exchange Tower
   130 King Street West, Suite 2500
   Toronto, Ontario M5X 1A9

2. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.**

   On May 31, 2007, Pinetree acquired ownership of 5,000,000 common shares of ValGold (the "Common Shares") and 2,500,000 share purchase warrants of ValGold (each, a "Warrant") (each Warrant entitling the holder thereof to acquire one additional Common Share at a price of $0.50 until May 31, 2008 and at a price of $0.60 until May 31, 2009). In the event that the Warrants are fully exercised, these holdings represent approximately 14.6% of the total issued and outstanding common shares of ValGold as of May 31, 2007, calculated on a partially diluted basis assuming the exercise of the Warrants only.

3. **Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.**

   Immediately following the acquisition noted in item 2 above, the Offeror holds only the Common shares and the Warrants directly.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

(a) **the Offeror, either alone or together with any joint actors, has ownership and control;**

See 3. above.

(b) **the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and**

NIL

(c) **the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

NIL

5. **The name of the market where the transaction or occurrence that gave rise to the news release took place.**

Not applicable.

6. **The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.**

The Common Shares and Warrants noted in item 2. above were acquired for investment purposes. The Offeror and its joint actors may from time to time acquire additional securities of ValGold, dispose of some or all of the existing or additional securities they hold or will hold, or may continue to hold their current positions.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, or disposition or voting of any of the securities.**

These Common Shares and Warrants noted in item 2. above were acquired pursuant to a subscription agreements dated May 2, 2007 between ValGold and the Offeror.

8. **Names of joint actors in connection with the disclosure required by this Appendix.**

N/A.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror.**

The Common Shares and Warrants noted in item 2. above were acquired pursuant to a private placement for aggregate consideration of $1,750,000 ($0.35 per unit). The Warrants may be exercised at $0.50 per share for one year following closing and $0.60 per share during the second year following closing.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements of Part 4 in respect of the reporting issuer's securities.

Not applicable.

DATED as of the 1st day of June, 2007.

PINETREE CAPITAL LTD.

"Richard Patricio"

Richard Patricio
Vice-President, Legal & Corporate Affairs

S:\Data\c466-Pinetree\corp\2007\Early-Warn-Pine-Valgold-25May07.doc

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

June 1, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD CLOSES $3.1 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia – June 1, 2007 – ValGold Resources Ltd. ("ValGold") reports that, further to its news release dated May 18, 2007, it has closed its non-brokered private placement, which was oversubscribed. The Company has raised $3,111,850 by the issuance of 8,891,000 million units (the "Units") at a price of $0.35 per Unit. Each Unit is comprised of one common share of ValGold and one-half of a share purchase warrant ("Warrant"). Each whole share purchase Warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the Warrant at an exercise price of $0.50 per share for the first 12 months from the date of issue of the Warrant and thereafter at an exercise price of $0.60 per share for the remaining 12-month period. All of the securities issued pursuant to the private placement are subject to a hold period expiring on October 1, 2007.

Proceeds from the non-brokered private placement will be used to advance the Company's exploration programs in Guyana and Venezuela, and for general working capital.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

June 13, 2007

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD ADDS TO ITS RECENT GOLD DISCOVERY WITH BONANZA-GRADES IN NEW ZONE ON INCREIBLE 3 CONCESSION NEAR EL CALLAO

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has completed an initial round of drilling on three satellite gold zones; Los Patos South, Los Patos Central and Quartz Hill. The zones are all located south of the main Los Patos gold occurrence on Increible Concession No. 3 in the El Callao Mining District, Bolivar State, Venezuela.

A total of seven holes were completed on the satellite zones for a total of 1,347 meters ("m") of core. The results of three of these diamond drill holes have been received and compiled all of which are for the Los Patos South occurrence.

ValGold is also pleased to announce that each of the holes on Los Patos South intersected well mineralized gold veins and zones. Furthermore, like the main zone located 900 m to northwest, drill hole LI307-14 intersected Los Patos South with a wide interval of high-grade gold that assayed 6.96 grams of gold per tonne ("g/tonne") over 11.0 m (0.20 ounces of gold per ton "oz/ton" over 36.09 ft) and included a one meter interval grading 59.99 g/tonne (3.28 ft grading 1.75 oz/ton) gold. Highlights from the results of Los Patos South drilling include:

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/tonne)	Gold [1] (oz/ton)
LI307-13 [2]	Patos South	127.00	128.00	1.00	3.28	21.79	0.64
LI307-14	Patos South	70.00	71.00	1.00	3.28	16.36	0.48
		189.00	200.00	11.00	36.09	6.96	0.20
	including	199.00	200.00	1.00	3.28	59.99	1.75
LI307-15	Patos South	191.00	193.00	2.00	6.56	4.16	0.12

(1) 1.0 oz/ton equals 34.286 g/tonne
(2) Hole stopped short of main Los Patos South zone

The principal zones of gold mineralization within Increible Concession No. 3 are associated with the Los Chivos Shear Zone ("LCSZ"). The LCSZ is a major east-west trending structure that hosts the Los Patos gold occurrences. The central part of the concession has been mapped over a strike length of 6,700 m and is associated with a series of gold soil anomalies. The major anomalous areas within the eastern part of the LCSZ are Los Patos Main, Los Patos Central and Los Patos South.

The LCSZ gold mineralization occurs in a variety of structural settings in both mafic and sedimentary rocks. Styles of gold mineralization vary greatly. At the Los Patos main occurrence, the mineralization occurs within highly-foliated basaltic volcanic units that contain auriferious quartz carbonate veins. In contrast, the mineralization found at Los Patos Central, Quartz Hill and Los Patos South is hosted by metasedimentary rocks within zones of shearing associated with gold in quartz and carbonate veining containing minor amounts of pyrite and tourmaline. Other alteration minerals include chlorite, sericite, albite, muscovite, epidote and potassium feldspar.

The plan below shows the relative locations of the gold zones as represented by the gold anomalies together with the drill holes completed by Gold Fields Ltd. and the drill holes recently completed by ValGold. To date, ValGold has completed drill holes LI307-01 to 24 and is progressing well on LI307-25. It is planned to have a total of approximately 6,800 m of core for this first stage of drilling in the Los Patos area of Increible Concession 3.


646000 E
647000 E
5600 E
6400 E
3360 N
2720 N
824000 N
N
LOS PATOS
PATOS SOUTH
PATOS CENTRAL
QUARTZ HILL
LEGEND
Chert, metasediment
Basalt, andesite, dacite, tuff
Sandstone, shale
Gold Fields Limited drill hole
Valgold drill hole (prefix LI307-)
Soil geochemistry - Au ppb
>800
400-800
200-400
100-200
50-100
0
250 m
Scale
June 2007
VALGOLD RESOURCES LTD.
EL CALLAO PROJECT
Los Chivos Shear Zone East
Gold Occurrences / Drill Holes

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor Relations
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

The following table reports assay sample intervals averaging 1.0 g/tonne Au or greater for drill holes recently completed at Los Patos South Gold occurrence, Increible Concession No. 3, Venezuela. Reported widths of the drill intersections are the sampled length of drill core and may be less than the true thickness of the gold zones. All drill intersections for this release grading greater than 1.0 g/tonne Au for the announced holes and the locations of the collar sites together with drill sections, geology and location maps will be made available soon within the Venezuela section of ValGold's website.

Drill Hole	Gold Zone	From (m)	To (m)	Metres	Feet	Gold (g/tonne)	Gold (oz/ton)
LI307-13 (1)		30.00	31.00	1.00	3.28	1.03	0.03
		91.00	92.00	1.00	3.28	1.41	0.04
	Patos South	**127.00**	**128.00**	**1.00**	**3.28**	**21.79**	**0.64**
		134.00	135.00	1.00	3.28	1.29	0.04
LI307-14		**70.00**	**71.00**	**1.00**	**3.28**	**16.36**	**0.48**
		87.00	88.00	1.00	3.28	5.98	0.17
		112.00	113.00	1.00	3.28	5.76	0.17
		146.00	147.00	1.00	3.28	1.39	0.04
	Patos South	**189.00**	**200.00**	**11.00**	**36.09**	**6.96**	**0.20**
	including	**199.00**	**200.00**	**1.00**	**3.28**	**59.99**	**1.75**
LI307-15		50.00	51.00	1.00	3.28	3.14	0.09
		92.00	93.00	1.00	3.28	1.04	0.03
	Patos South	**191.00**	**193.00**	**2.00**	**6.56**	**4.16**	**0.12**

(1) – Hole LI307-13 stopped short of the main Patos South zone

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

June 15, 2007

Ticker Symbol: **VAL-TSX** Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD BEGINS DRILL PROGRAM IN GUYANA

Vancouver, British Columbia – June 15, 2007 – ValGold Resources Ltd. ("ValGold") is pleased to report that drilling has commenced on the Company's Erakiri gold occurrence located in western Guyana, South America. A minimum of seven holes are planned for an accumulated length of approximately 1,000 metres. The Erakiri occurrence is located within the Five Star PGGS currently under option from Newmont Overseas Exploration Limited.

The first five drill holes are designed to test a sheared contact between various porphyritic intrusive rocks and mafic volcanics. Gold can be panned out of the small creek that flows along the contact and its banks, and visible gold has been found in quartz-chlorite veins cutting dacite porphyry boulders in the creek. The remaining two holes will test a parallel creek located 250 m to the west. Placer gold can also be panned out of this creek, which is underlain by similar rocks including quartz-feldspar porphyry and mafic volcanics.

The Erakiri gold occurrence is underlain by early Proterozoic granite greenstone rocks belonging to the Barama-Mazaruni Supergroup of the Guiana Shield. These rocks and other granite greenstone belts of the Guiana Shield are host to several large gold deposits including the Las Cristinas/Brisas deposits in Venezuela, the Omai deposit in Guyana and the Rosebel deposit in Suriname. Erakiri has never been drilled and has received little detailed exploration work in the past.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

Jeff Stuart
Investor & Corporate Communications
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

June 21, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD GRANTS STOCK OPTIONS

ValGold Resources Ltd. (TSX Venture: **VAL**) (the "Company") has granted a total of 450,000 incentive stock options to directors, officers and consultants of the Company, exercisable over a five-year period expiring June 20, 2012, at a price of $0.62 per share, being the closing price of the Company's shares on the TSX Venture Exchange on June 19, 2007. The stock options were issued in accordance with the Company's stock option plan approved by the Company's shareholders on January 18, 2007, and are subject to vesting provisions over an 18-month period from the date of grant.

ValGold Resources Ltd. is listed on the TSX Venture Exchange under the trading symbol: **VAL**. For further information on the Company and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: jstuart@valgold.com or info@valgold.com

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 and 2006
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Balance Sheets
(Unaudited – prepared by management)

	April 30, 2007	July 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 2,342,142	$ 212,604
Marketable securities (Note 4)	43,158	511,914
Due from related parties (Note 7)	71,842	12,663
Accounts receivable and prepaids	279,662	281,114
	2,736,804	1,018,295
Deferred financing costs	--	22,713
Investments (Note 4)	304,896	218,401
Equipment (Note 5)	193,911	119,536
Mineral property interests (Notes 3 and 11)	11,410,709	6,408,161
	$ 14,646,320	$ 7,787,106
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 567,310	$ 652,142
Due to related parties (Note 7)	14,728	8,475
	582,038	660,617
Shareholders' equity		
Share capital (Note 6)	37,247,855	34,761,775
Share subscriptions	2,984,465	--
Warrants	743,202	138,697
Contributed surplus	1,102,941	980,399
Deficit	(28,014,181)	(28,754,382)
	14,064,282	7,126,489
	$ 14,646,320	$ 7,787,106

Commitments (Note 3)
Subsequent events (Notes 3, 4 and 10)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk" "Stephen J. Wilkinson"

Kenneth Yurichuk
Director

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit

	Three months ended April 30, 2007	Three months ended April 30, 2006	Nine months ended April 30, 2007	Nine months ended April 30, 2006
Expenses				
Amortization	$ 640	$ 215	$ 1,443	$ 534
Foreign exchange	13,191	10,792	15,631	11,922
Legal, accounting and audit	27,048	134,061	77,361	214,426
Management and consulting fees	17,500	23,500	56,500	56,500
Office and administration	63,043	75,213	180,499	204,521
Property investigations	--	--	179	(9,147)
Salaries and benefits	64,919	65,829	230,594	151,546
Shareholder communications	55,141	46,116	134,579	120,043
Stock-based compensation	123,550	--	123,550	241,986
Travel and conferences	30,497	27,164	69,431	39,955
Write-down (recovery) of mineral property interests	--	(9,838)	35,117	315,465
Write-down of exploration accounts receivable	64,452	--	64,452	--
Interest and other income	(3,749)	(10,959)	(14,402)	(17,414)
	456,232	362,093	974,934	1,330,337
Gain on sale of investments	(383,297)	(420,337)	(980,702)	(1,246,072)
Earnings (loss) before income taxes	(72,935)	58,244	5,768	(84,265)
Income tax recovery (Note 6)	204,720	112,648	734,433	112,648
Earnings for the period	131,785	170,892	740,201	28,383
Deficit, beginning of period	(28,145,966)	(29,288,902)	(28,754,382)	(29,146,393)
Deficit, end of period	$(28,014,181)	$(29,118,010)	$(28,014,181)	$(29,118,010)
Earnings per share, basic	$ 0.00	$ 0.01	$ 0.02	$ 0.00
Earnings per share, diluted	$ 0.00	$ 0.01	$ 0.03	$ 0.00
Weighted average number of common shares outstanding – basic	39,899,140	23,003,292	31,703,679	21,983,729
Weighted average number of common shares outstanding – diluted	40,839,497	24,219,939	32,189,488	22,159,891

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Shareholders' Equity
Nine months ended April 30, 2007 and 2006
(expressed in United States dollars)

	Common Shares Without Par Value		Share Subscriptions	Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
	Shares	Amount					
Balance, July 31, 2005	21,159,948	$ 34,528,912	$ --	$ --	$ 738,413	$ (29,146,393)	$ 6,120,932
Shares issued for mineral property interests and other							
Hunter Mine	55,000	14,575	--	--	--	--	14,575
MEL 223B	50,000	8,000	--	--	--	--	8,000
Big Claims	50,000	19,500	--	--	--	--	19,500
Freehold Claims	20,000	7,400	--	--	--	--	7,400
Trout Claims	16,667	4,583	--	--	--	--	4,583
Shares issued for cash							
Flow-through private placement, less share issue costs	1,467,333	203,246	--	126,904	--	--	330,150
Private placement, less share issue costs	250,000	88,207	--	11,793	--	--	100,000
Income tax on flow-through renunciation	--	(112,648)	--	--	--	--	(112,648)
Stock-based compensation	--	--	--	--	241,986	--	241,986
Earnings for the year	--	--	--	--	--	392,011	392,011
Balance, July 31, 2006	23,068,948	34,761,775	--	138,697	980,399	(28,754,382)	7,126,489
Shares issued for mineral property interests and other							
Hunter Mine	55,000	16,225	--	--	--	--	16,225
Venezuela properties option payment	5,000,000	1,450,000	--	--			1,450,000
Finders' fees related to Venezuela option payment	375,000	108,750	--	--			108,750
Shares issued for cash							
Flow-through private placements, less share issue costs	7,175,000	1,430,539	--	537,716	--	--	1,968,255
Private placements, less share issue costs	1,146,200	204,109	--	66,789	--	--	270,898
Stock options exercised	15,000	10,890	--	--	(7,139)	--	3,751
Share subscriptions received	--	--	2,984,465	--	--	--	2,984,465
Income tax on flow-through renunciation	--	(734,433)	--	--	--	--	(734,433)
Stock-based compensation	--	--	--	--	129,681	--	129,681
Earnings for the period	--	--	--	--	--	740,201	740,201
Balance, April 30, 2007	36,835,148	$ 37,247,855	$ 2,984,465	$ 743,202	$ 1,102,941	$ (28,014,181)	$ 14,064,282

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows

	Three months ended April 30, 2007	Three months ended April 30, 2006	Nine months ended April 30, 2007	Nine months ended April 30, 2006
Cash provided by (used for):				
Operations				
Earnings for the period	$ 131,785	$ 170,892	$ 740,201	$ 28,383
Items not involving cash				
Amortization	640	215	1,443	534
Stock-based compensation	123,550	--	123,550	241,986
Write down of mineral property interests	--	(9,838)	35,117	315,465
Write down of accounts receivable	64,452	--	64,452	--
Gain on sale of marketable securities	(383,297)	(420,337)	(980,702)	(1,246,072)
Accrued interest on temporary investments	--	46	--	(954)
Income tax recovery	(204,720)	(112,648)	(734,433)	(112,648)
Changes in non-cash working capital				
Accounts receivable and prepaids	62,326	31,719	110,297	(32,776)
Due to/from related parties	28,165	10,359	(53,168)	28,554
Accounts payable and accrued liabilities	37,413	143,938	21,368	283,863
	(139,686)	(185,654)	(671,875)	(493,665)
Investing activities				
Mineral property interests				
Acquisition costs	(18,488)	(576,227)	(67,537)	(562,140)
Exploration and development costs	(1,549,745)	(611,883)	(3,720,394)	(1,174,117)
Equipment	(76,209)	(18,054)	(100,981)	(18,834)
(Purchase)/sale of temporary investments	550,000	(79,264)	--	314,723
Investment in marketable securities	--	(116,636)	--	(116,636)
Sale of marketable securities	576,407	613,284	1,449,458	1,890,501
	(518,035)	(788,780)	(2,439,454)	333,497
Financing activities				
Common shares and warrants issued for cash	3,750	--	2,256,402	430,150
Share subscriptions received	2,984,465	--	2,984,465	--
	2,988,215	--	5,240,867	430,150
Increase (decrease) in cash and cash equivalents during the period	2,330,494	(974,434)	2,129,538	269,982
Cash and cash equivalents, beginning of period	11,648	1,262,519	212,604	18,103
Cash and cash equivalents, end of period	$ 2,342,142	$ 288,085	$ 2,342,142	$ 288,085

Supplementary cash flow information (Note 8)

See accompanying notes to interim consolidated financial statements

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2007 and 2006
(Unaudited – prepared by management)

1. Basis of presentation:

The accompanying financial statements for the interim periods ended April 30, 2007 and 2006, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2006.

2. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is currently in the business of exploration and development of mineral properties in Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

3. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or held under option consist of the following:

	Acquisition Costs	Deferred Exploration	April 30, 2007 Total Costs	July 31, 2006 Total Costs
Garrison Project (e)	$ 117,655	$ 3,021,942	$ 3,139,597	$ 1,695,246
Hunter Gold Mine (a)	(36,610)	496,957	460,347	521,559
Manitoba Properties (c)	222,594	268,759	491,353	481,769
Tower Mountain (d)	233,362	2,378,747	2,612,109	2,622,237
Venezuela Properties (f)	2,168,502	1,889,743	4,058,245	1,081,429
Guyana Properties (b)	106,987	542,071	649,058	5,921
	$2,812,490	$ 8,598,219	$ 11,410,709	$ 6,408,161

3. Mineral property interests (continued):

(a) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($30,000 paid) and issue 325,000 common shares (220,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% net smelter return royalty ("NSR") from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

The Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of an initial 50.0% interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to the Company 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (received by the Company) and a second tranche of 425,000 shares on the first anniversary after regulatory approval (received by the Company). A further 30.0% interest may be earned by Brigadier upon completion of the share issuances and commitments above, by completing a bankable feasibility study at its sole cost on or before December 31, 2010. In February 2007, the Company amended the agreement with Brigadier, granting an extension of the completion of the exploration expenditures from March 15, 2007, to October 31, 2007. For the granting of the extension, the Company received an aggregate of 425,000 share purchase warrants to purchase 425,000 common shares of Brigadier at $0.15 per share with an expiry date of September 2, 2008. These warrants were valued at $29,120, using the Black-Scholes method of calculation, a volatility rate of 95.3%, an 18-month term and a risk-free interest rate of 3.95%.

(b) Guyana Properties, Guyana

The Company entered into a letter of intent to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four properties in northwest Guyana.

Under the terms of the proposed agreement, the Company's earn-in for 100% interest in the properties will require cumulative property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which further expenditures are optional. Newmont will reserve back-in options by which at any time subsequent to the Company's earn-in up and until 90 days following the delivery of a feasibility study for any Prospecting License ("PL"). Newmont may acquire 75% interest in that PL by paying the Company, in cash, an amount equal to 2.5 times the Company's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On subsequent back-in options exercised on other PLs, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont will be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2007 and 2006
(Unaudited – prepared by management)

3. Mineral property interests (continued):

(c) Attwood Lake, Manitoba

The Company entered into an option agreement to acquire 100% of the MEL 223B property located near Attwood Lake in north-western Manitoba by making cash payments totalling $55,688 and issuing 250,000 common shares to the optionor over four years. Upon completion of the cash and share payments, the property will be subject to a 3.0% NSR, which may be reduced to 1.5% by a payment of $1,000,000 to the optionor prior to the commencement of commercial production. The Company has returned the property to the optionor and has written off $14,800 in acquisition and exploration costs.

(d) Tower Mountain Project, Ontario

Parcels 5172 and 5795
In February 2003, the Company entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, in the Township of Conmee, Ontario (the "Parcels"). The agreement allowed the Company to obtain a 100% interest in the Parcels by issuing 70,000 common shares (50,000 issued) over a 48-month period. Upon completion of the terms of the agreement, Parcels would be subject only to a 2.5% NSR. The Company had the right to reduce the NSR to 1.0% by making payments totalling $1,500,000 to the optionor at any time up to commencement of production. The Company has determined that the Parcels do not meet the long-term goals of the Company, and as such, have written off the related acquisition and exploration costs of $20,317.

(e) Garrison Property, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

(f) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company may acquire all of the shares of Honnold Corp., a British Virgin Island company that indirectly owns up to twenty-seven exploration licenses (the "Venezuela Properties"), covering approximately 1,300 square kilometers in Bolivar State, Venezuela. Shareholder approval was received at a Special Meeting held on February 28, 2006, but final determination of licenses and regulatory approval has not yet been received.

The acquisition is to be accomplished in two phases. Initially, the Company would advance US$500,000 cash, which was advanced by the Company in order for the optionors to bring the mineral tax payments up to date, and the Company is to issue 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The shares are to be advanced immediately following regulatory approval of the transaction and the Option would be exercisable at any time up to October 9, 2007 (previously July 9, 2007).

3. **Mineral property interests (continued):**

(f) Venezuela Properties, Venezuela (continued)

To exercise the Option, the Company is required to pay the optionors an additional US$1,500,000 in cash and issue such number of additional common shares having a deemed value of US$5,000,000 as defined in the Option terms. The number of shares of the company to be issued to exercise the Option is to be calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event shall be not less than US$0.20.

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors would also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is to be paid in two installments. The first option payment of 5,000,000 common shares and the finder's fee paid by the issuance of 375,000 common shares were paid in January 2007, pursuant to the option agreement. The second installment of the finder's fee will be due upon exercise of the Option. An equivalent number of common shares will be issued to equal US$325,000, based on the average closing price of the shares over the 30 day period prior to the exercise date. The Company extended the date of the expiry of the Honnold option on the Company's Venezuelan properties to October 9, 2007, due to the delay in obtaining final regulatory approval for the first stage of the option agreement.

(g) Option payments

During the year ending July 31, 2007, the Company must make cash payments totalling $31,833 and issue 141,666 common shares to maintain its mineral property interests. There are also certain payments to be made to Newmont pursuant to the letter agreement. Newmont submitted an invoice in May 2007, for lease and option payments incurred to April 30, 2007, on the Guyana Properties in the amount of US$95,730, which was paid by the Company in May 2007. In addition, on October 9, 2007, a payment of US$1,500,000 and common shares having a deemed value of US$5,000,000 are to be issued relating to the Venezuelan concessions. During the nine months ended April 30, 2007, the Company made cash payments of $35,000 and issued 5,435,000 common shares pursuant to its option agreements. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2007 and 2006
(Unaudited – prepared by management)

4. Investments:

	Number of Shares	Net Book Value April 30, 2007	Fair Value April 30, 2007
Northern Orion Resources Inc.	27,400	$ 43,158	$ 140,288
Total Marketable Securities		$ 43,158	$ 140,288
Cream Minerals Ltd. (Note 7(e))	135,000	25,650	71,550
Emgold Mining Corporation (Note 7(e))	400,000	40,000	112,000
Mediterranean Minerals Corp.	5,000	2,000	2,050
Sultan Minerals Inc. (Note 7(e))	665,000	99,750	156,275
Brigadier Gold Ltd. common shares	850,000	108,375	114,750
Brigadier Gold Ltd. - $0.15 warrants*	425,000	29,120	--
LMC Management Services Ltd. (Note 7(a))	1	1	1
Total Investments		$ 304,896	$ 456,626

	Number of Shares	Net Book Value July 31, 2006	Fair Value July 31, 2006
Northern Orion Resources Inc.	325,000	$ 511,914	$ 1,816,750
Total Marketable Securities		$ 511,914	$ 1,816,750
Emgold Mining Corporation (Note 7(e))	400,000	$ 40,000	$ 320,000
Sultan Minerals Inc. (Note 7(e))	665,000	99,750	119,700
Cream Minerals Ltd. (Note 7(e))	135,000	25,650	64,125
Mediterranean Minerals Corp.	5,000	2,000	1,200
Brigadier Gold Ltd.	425,000	51,000	55,250
LMC Management Services Ltd. (Note 7(a))	1	1	1
Total Investments		$ 218,401	$ 560,276

* Brigadier warrants – these warrants are non-transferable and have no established market for trading. The Company also holds 425,000 warrants of Brigadier Gold Ltd. exercisable at a price of $0.15 until September 2, 2008, at a value calculated using the Black-Scholes method, of $29,120.

The fair value of certain investments may have fallen below the book value during the period ended April 30, 2007, but all shares are above book value at April 30, 2007. It was management's assessment that these declines in market value were temporary. The shares held are very volatile, and the April 30, 2007 value is not necessarily indicative of the shares' market values throughout the period.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2007 and 2006
(Unaudited – prepared by management)

5. Equipment:

	Cost	Accumulated Depreciation	Net Book Value April 30, 2007	Net Book Value July 31, 2006
Vehicles	$ 78,550	$ 8,898	$ 69,652	$ 23,878
Office equipment	26,836	5,572	21,264	10,790
Buildings	61,339	4,903	56,436	61,036
Computer equipment	14,564	1,399	13,165	2,168
Field equipment	47,913	14,519	33,394	21,664
	$ 229,202	$ 35,291	$ 193,911	$ 119,536

The cost of equipment at July 31, 2006, was $129,598.

6. Share capital:

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See interim consolidated statements of shareholders' equity.

In August 2006, the Company completed a brokered private placement offering. Subscribers purchased 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units ("NFT Units") at a price of $0.275 for aggregate gross proceeds of $1,867,705.

Each FT Unit consists of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each NFT Unit consists of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008. Commissions totalling $135,578 were paid in addition to legal and other fees. Additionally, compensation options were issued that, exercisable until August 2008 to acquire up to 557,869 compensation option units at a price of $0.275. Each compensation option unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or $0.50 until August 2008.

On December 29, 2006, the Company completed a non-brokered private placement offering of FT Units at a price of $0.30, for gross proceeds of $600,000. Each FT Unit consisted of one flow-through common share and one transferable common share purchase warrant. The warrants are exercisable at a price of $0.40 per share to December 29, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of December 29, 2008.

6. Share capital (continued):

Under the FT Unit agreements, the Company agreed to renounce $2,152,500 of qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will need to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the related future income tax liability related to the renounced flow-through expenditures is estimated to be approximately $734,433, which has been recorded in the current period.

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of 10 years. The plan currently allows for the issue of up to 7,364,029 stock options. In addition, options may be issued under this plan in exchange for goods or services.

During the nine months ended April 30, 2007, 150,000 fully-vested options exercisable at $0.25 were cancelled, 15,000 options were exercised at $0.25, and 2,115,000 options were granted at a price of $0.30. The following table summarizes information about the stock options outstanding at April 30, 2007:

Number Outstanding at April 30, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
1,310,000	3.7 years	$0.25
100,000	4.2 years	$0.25
620,000	5.6 years	$0.25
950,000	6.5 years	$0.25
100,000	6.7 years	$0.25
775,000	2.2 years	$0.25
100,000	3.0 years	$0.25
2,115,000	5.0 years	$0.35
6,070,000	4.7 years	$0.28
Number Outstanding and Exercisable at April 30, 2007	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**
4,483,750	4.5 years	$0.26

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2007 and 2006
(Unaudited – prepared by management)

6. Share capital (continued):

(d) Warrants

As at April 30, 2007, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,847,000	$0.40	October 8, 2007
1,467,333	$0.40	December 30, 2007
98,280*	$0.225	December 30, 2007
98,280*	$0.40	December 30, 2007
125,000	$0.50	February 13, 2008
3,300,364	$0.40/$0.50	August 28, 2007/08
320,036**	$0.275	August 28, 2008
320,036	$0.40/$0.50	August 28, 2007/08
3,020,836	$0.40/$0.50	August 31, 2007/08
237,833**	$0.275	August 31, 2008
237,833	$0.40/$0.50	August 31, 2007/08
2,000,000	$0.40/$0.50	December 29, 2007/08
13,072,831		

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007.

The warrants noted with an asterisk (**) are finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year. These finder's unit warrants were valued using the Black-Scholes valuation model using a risk free interest rate of 4%, a two-year life, and an expected volatility of 76%.

7. Related party transactions and balances:

	Nine months ended April 30, 2007	2006
Services provided by:		
LMC Management Services Ltd. (a)	488,504	353,351
Glencoe Management Ltd. (b)	22,500	22,500
Kent Avenue Consulting Ltd. (c)	34,000	34,000
PGC Consulting Ltd.	--	86,000

Balances receivable from (payable to) (d):	April 30 2007	July 31, 2006
LMC Management Services Ltd. (a)	$ 71,842	$ 12,663
Total balance receivable	71,842	12,663
Directors and officers	(12,078)	--
Glencoe Management Ltd. (b)	(2,650)	(2,650)
PGC Consulting Ltd.	--	(5,825)
Total balances payable	$ (14,728)	$ (8,475)

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2007 and 2006
(Unaudited – prepared by management)

7. **Related party transactions and balances (continued):**

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value (See Note 4). Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. At April 30, 2007, the Company did not have three months of fees advanced to LMC.

(b) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(c) Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for 'services provided by LMC Management Services Ltd.' Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(d) Balances receivable from related parties are non-interest bearing and due on demand.

(e) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

8. **Supplementary cash flow information:**

During the nine months ended April 30, 2007, the Company conducted non-cash investing activities as follows:

	Three months ended April 30		Nine months ended April 30,	
	2007	**2006**	**2007**	**2006**
Shares issued for mineral property interests and finders' fees	$ 1,558,750	$ 14,575	$ 1,574,975	$ 49,475
Amortization capitalized to mineral property interests	8,099	1,085	14,149	2,051
Valuation of finder's fee warrants	--	$ --	--	22,622
Stock-based compensation	6,132	--	6,132	--

9. **Comparative figures:**

Where necessary, comparative figures have been reclassified to conform to the current period's presentation.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2007 and 2006
(Unaudited – prepared by management)

10. Subsequent events:

Subsequent to April 30, 2007, the Company:

(a) completed non-brokered private placement of 11,674,710 units at a price of $0.26 per unit, for gross proceeds of $3,035,425. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.40 per until May 4, 2008, and at an exercise price of $0.50 per share until May 4, 2009.

Finder's units, equal to 10% of the total number of units sold in the private placement by each respective finder, or a total of 832,871, were issued. Each finder's unit is comprised of one common share and one-half of one non-transferable common share purchase warrant (a "Finder's Unit Warrant"), with each whole Finder's Unit Warrant exercisable to acquire one additional common share for a period of 24 months at an exercise price of $0.40 until May 4, 2008, and thereafter at an exercise price of $0.50 until May 4, 2009.

(b) completed a private placement of 8,891,000 units at a price of $0.35 per unit for gross proceeds of $3,111,850. Each unit was comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitle the holder to purchase one additional common share at an exercise price of $0.50 until May 25, 2008, and an exercise price of $0.60 per share until May 25, 2009.

(c) issued 1,146,516 common shares on exercise of warrants and stock options.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 11: Consolidated Schedule of Mineral Property Interests
Nine months ended April 30, 2007
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests April 30, 2007
Acquisition costs							
Balance, beginning of period	$ 246,182	$ 24,045	$ 564,300	$ 237,094	$ 110,000	$ --	$ 1,181,621
Incurred (recovered) during the period	5,780	(60,655)	1,604,202	--	7,655	106,987	1,663,969
	251,962	(36,610)	2,168,502	237,094	117,655	106,987	2,845,590
Write-down of mineral property interests	(18,600)	--	--	(14,500)	--	--	(33,100)
Balance, end of period	233,362	(36,610)	2,168,502	222,594	117,655	106,987	2,812,490
Exploration and development costs							
Incurred during the period							
Assays and analysis	--	--	76	709	129,027	18,468	148,280
Drilling	--	(600)	398,763	--	816,537	29,195	1,243,895
Geological and geophysical	993	33	267,217	4,561	329,323	232,739	834,866
Land lease and taxes	--	--	--	--	--	32,456	32,456
Site activities and trenching	3,416	10	626,154	13,640	48,687	134,219	826,126
Stock-based compensation	--	--	6,132	--	--	--	6,132
Travel and accommodation	--		74,272	5,474	113,122	89,073	281,941
	4,409	(557)	1,372,614	24,384	1,436,696	536,150	3,373,696
Balance, beginning of period	2,376,055	497,514	517,129	244,675	1,585,246	5,921	5,226,540
Write-down of mineral property interests	(1,717)	--	--	(300)	--	--	(2,017)
Balance, end of period	2,378,747	496,957	1,889,743	268,759	3,021,942	542,071	8,598,219
Total Mineral Property Interests	$ 2,612,109	$ 460,347	$ 4,058,245	$ 491,353	$ 3,139,597	$ 649,058	$11,410,709

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 11: Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2006

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Roy-Can, Q-9 and Other Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2006
Acquisition costs								
Balance, beginning of year	$ 137,656	$ 50,470	$ --	$ 250,029	$ 113,860	$ 110,000	$ --	$ 662,015
Incurred (recovered) during the year	108,526	(26,425)	564,300	(12,935)	--	--	--	633,466
	246,182	24,045	564,300	237,094	113,860	110,000	--	1,295,481
Write-down of mineral property interests	--	--	--	--	(113,860)	--	--	(113,860)
Balance, end of year	246,182	24,045	564,300	237,094	--	110,000	--	1,181,621
Exploration and development costs								
Incurred during the year								
Assays and analysis	5,091	46	188	--	763	61,690	--	67,778
Drilling	3,401	5,102	--	--	--	1,041,338	--	1,049,841
Geological and geophysical	59,381	3,935	208,840	1,163	33,552	333,653	5,551	646,075
Site activities	5,595	75	205,360	303	1,901	32,459	370	246,063
Travel and accommodation	616	--	102,082	--	6,755	110,368	--	219,821
Trenching	12,567	--	--	--		209	--	12,776
Value-added tax capitalized	--	--	659	--	--	--	--	659
Government assistance	--	--	--	(2,758)	(11,630)	--	--	(14,388)
	86,651	9,158	517,129	(1,292)	31,341	1,579,717	5,921	2,228,625
Balance, beginning of year	2,289,404	488,356	--	245,967	171,135	5,529	--	3,200,391
Write-down of mineral property interests	--	--	--	--	(202,476)	--	--	(202,476)
Balance, end of year	2,376,055	497,514	517,129	244,675	--	1,585,246	5,921	5,226,540
Total Mineral Property Interests	$ 2,622,237	$ 521,559	$ 1,081,429	$ 481,769	$ --	$ 1,695,246	$ 5,921	$ 6,408,161

ValGold Resources Ltd.
Three and Nine Months Ended
April 30, 2007

1.1	Date	2
1.2	Overview	2
1.2.1	Garrison Project, Ontario	3
1.2.2	Venezuela Acquisition	4
1.2.3	Guyana Shield Properties, Guyana	6
1.2.4	Tower Mountain Gold Project, Ontario	7
1.2.5	Mel 223B Uranium Property	8
1.2.6	Hunter Gold Mine, Ontario	8
1.2.7	Mineral Property Option Payments Due In Fiscal 2007	9
1.2.8	Market Trends	9
1.3	Selected Annual Information	10
1.4	Results of Operations	11
1.5	Summary of Quarterly Results (unaudited)	13
1.6	Liquidity	15
1.7	Capital Resources	15
1.8	Off-Balance Sheet Arrangements	17
1.9	Transactions with Related Parties	17
1.10	Fourth Quarter Results	18
1.11	Proposed Transactions	18
1.12	Critical Accounting Estimates	18
1.13	Critical accounting policies and changes in accounting policies	18
1.14	Financial Instruments and Other Instruments	18
1.15	Other MD&A Requirements	18
1.15.1	Other MD&A Requirements	18
1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue	18
1.15.3	Disclosure of Outstanding Share Data	19
Other Information		20

1.1 Date

The effective date of this interim report is June 29, 2007.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements, and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited financial statements of ValGold Resources Ltd. for the year ended July 31, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's earnings for the nine months ended April 30, 2007 ("fiscal 2007") were $740,201 or $0.02 per share compared to earnings of $28,383 or $0.00 per share in the nine months ended April 30, 2006 ("fiscal 2006").
- In fiscal 2007, ValGold sold 297,600 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $980,702, which resulted in earnings in fiscal 2007, compared to a gain of $1,246,072 in fiscal 2006 on the sale of 463,333 common shares of Northern Orion.
- ValGold raised cash proceeds of $1,978,261 in two flow-through financings, one completed in August 2006 and the second completed in December 2006. In addition, net proceeds of $274,391 were raised in a non-flow-through financing that also closed at the end of August 2006.
- During fiscal 2007 cash used in operations was $671,875 compared to $493,665 in fiscal 2006. Exploration and acquisition cost were incurred on the following mineral properties in fiscal 2007: Tower Mountain - $10,189 (2006: $80,120), Hunter Mine - a recovery of $61,212, which includes a Black-Scholes valuation of 425,000 warrants received and a share payment of 425,000 common shares received from Brigadier Gold Ltd., pursuant to an amended agreement (2006 - $8,550), Venezuelan properties - $2,976,816 (2006 - $202,143); Manitoba Nickel Properties - $24,384 (2006 - recoveries of $1,993), Roy-Can and Q-9 properties - $Nil (2006 – $38,848), Garrison Property - $1,444,351 (2006 - $855,131), Guyana - $643,137, (2006 - $Nil) and the Horseshoe and China properties - $Nil (2006 – recovery of $8,378).
- In fiscal 2006 the Company wrote off the Q9 and Roy-Can properties and additional costs related to the Horseshoe and China properties for a total write-off of $315,465, compared to a write-off

of $14,800 relating to the Attwood Lake property in Manitoba and $20,317 related to the Freehold Claims in Ontario in fiscal 2007.

- Future income tax recoveries of $734,433 in fiscal 2007 related to renunciation of exploration expenditures contributed to the Company's earnings in fiscal 2007, compared to future income tax recoveries of $112,648 in fiscal 2006.

1.2.1 Garrison Project, Ontario

ValGold acquired 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property in June 2005.

The property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Gold mineralization on the property occurs within the MFZ as sulphide-rich bodies and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. The JP zone is the largest of these and has been explored by both surface and underground methods. On the 145 metre level, the JP Zone is continuous over a length of 142 metres and averages 8.74 grams per tonne ("g/T") gold over an average width of 3.61 metres. Auriferous zones within the sediments strike parallel to the DPFZ and are found proximal to the footwall of the fault. Microfracturing and/or brecciation with minor pyrite, silicification and quartz veining generally accompany the gold mineralization.

Since acquiring the property in mid 2005 work has been directed towards creating a digital database of all previous exploration work and drilling to better assess the economic potential of the numerous gold zones found on the property. To the end of 2006, ValGold drilled a total of 24,042 metres mostly into the JP, Shaft and North zones.

Current Exploration:
A new drill program was started in early 2007 and since this time up to the middle of June, 12 holes have been drilled and another extended for an accumulated length of 6,682 metres. The first four holes totalling 2,449 metres were drilled below the JP zone to better define its limits and to assist with a resource figure for the zone. Four holes were drilled in the Garrcon Shaft area mostly to expand the bulk tonnage mineralization present in the C zone. These four holes had an accumulated length of 2,092 metres. The remaining four holes and one extended hole were drilled into the Garrcon West, one of five separate zones (including the JP) within the MFZ. The Garrcon West zone had been investigated previously with only a few holes even though anomalous gold values had been intersected.

The current drill program is expected to be finished around the end of July 2007. Upon completion of the drill program the company will prepare a final report and resource estimate for the property in accordance with current CIM Definition Standards and NI 43-101.

Assays for all holes which have been received and reported may be found on the Company's website, www.valgold.com and on www.sedar.com.

Fiscal 2007 exploration expenditures on the Garrison Project have included assay and analysis costs - $129,027 (2006 – $26,867); drilling - $816,537 (2006 - $574,316); geological and geophysical - $329,323 (2006 - $170,609), travel and accommodation - $113,122 (2006 - $76,369) and site activities of $48,687 (2006 - $6,970).

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. Swastika Labs, a recognized assay laboratory located in Swastika, Ontario, carried out the assay work on the recent drill program. All samples were fire assayed utilizing industry standard procedures. All sampled core was split in a secure facility in Ontario and hand delivered to the laboratory by a Company representative. The balance of the split core is stored for record purposes at a secure site near the Garrison property.

1.2.2 Venezuela Acquisition

ValGold entered into a two-stage transaction in January 2006 by signing a Memorandum of Understanding with a group of three private companies under which ValGold was granted the sole and exclusive option (the "Honnold Option") to acquire all of the shares of Honnold Corp., a British Virgin Island company that through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The Honnold Option agreement, which was signed on December 8, 2006, received regulatory approval for the first stage of the transaction in January 2007. The first option payment of 5,000,000 common shares and the related finder's fee of 375,000 common shares were paid in January 2007. Certain of the exploration licenses will not be acquired and are in the process of being returned to the government of Venezuela. The number of licenses has been reduced to 21 concessions covering an area of approximately 1,071 square kilometers

The acquisition of the Honnold shares is expected to be accomplished in two phases. The total purchase price for both phases consists of US$2,000,000 cash and the equivalent of US$6,000,000 in common shares, broken down by phase as follows:

(1) ValGold paid US$500,000 cash, and issued 5,000,000 common shares as consideration for acquiring the Honnold Option. Due to the delays in obtaining audited financial statements from the various subsidiaries of Honnold Corp., the final option date was extended from July 9, 2007, and is now exercisable at any time up to October 9, 2007.

(2) To exercise the Honnold Option, ValGold will be required to pay the sellers an additional US$1,500,000 in cash and issue to the sellers such additional common shares as defined in the option agreement that have a deemed value of US$5,000,000. The deemed per share value of the common shares that will be issued to exercise the Honnold Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event shall be not less than US$0.20.

(3) The sellers will retain a collective 10% free carried interest in the Venezuelan Properties until the completion of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as

required or their 10% interest would be diluted.

(4) The sellers would also retain a 2% NSR in the Venezuelan Properties.

Upon exercise of the Honnold Option, ValGold would also acquire a substantial financial asset represented by approximately US$18 million of inter-company notes, issued in respect of previous loans made by Honnold for the exploration of the mineral property interests.

An arm's length finder's fee of 5% of the value of the acquisition is to be paid in two installments. The first instalment was paid by the issuance of 375,000 common shares. The second installment of the finder's fee would be due upon exercise of the Honnold Option as defined in the option agreement. The completion of the Honnold Option may be subject to further regulatory approval.

Previous exploration expenditures by Honnold on the Properties of approximately US$38 million, outlined several occurrences of significant gold mineralization. An extensive database has also been acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

The principal mineral properties controlled by Honnold Corp.'s subsidiaries include the Chicanan West and the Chicanan East Concessions. These concessions are located in southern Bolivar State, approximately 40 km northwest of Kilometer 88 and the well-known Las Cristinas and Brisas gold deposits that are reported to contain a combined reserve of approximately 30 million ounces. The concessions are comprised of 16 exploration licenses that cover a total of approximately 88,000 hectares or approximately 882 square kilometers. Three other concessions are located in the El Callao area and are known as the Lo Increible 1, 3 and 5 concessions. These three concessions total 14,950 hectares. The remaining two (Vuelvan Caras) concessions are located 110 kilometers to the southeast of the El Callao area in the Marwani District and total 2,143 hectares.

Numerous gold occurrences are found on all the concessions hosted by a wide variety of rock types and structural settings. On the Lo Increible concessions the primary gold occurrences are found along the Los Chivos Shear Zone and are hosted by a variety of highly sheared and altered volcanic and sedimentary rocks. On the Chicanan concessions gold occurrences are found in mixed volcanoclastic rocks along the regional scale Chicanan Shear Zone and along structures and contacts within the Mochila Layered Intrusion.

As part of its due diligence process, ValGold commissioned and completed a NI 43-101 compliant technical report on the Properties that is available on the SEDAR website, www.sedar.com. In addition, ValGold has been actively reviewing all of the available historical information and selecting drill targets based on anomalies outlined by previous operators.

Current Exploration:
The Company commenced a drill program on the Increible No. 3 concession on March 15, 2007, and by mid June had completed 16 holes for an accumulated length of 3,625 metres. The first 12 holes were drilled into the Los Patos occurrence (2,813 m) and the remaining four into the Patos South and Quartz Hill gold occurrences. Three occurrences are found along the Los Chivos Shear Zone and have prominent gold soil anomalies. Although all the drill holes contained at least anomalous gold intersections the most promising results were obtained from Los Patos. Examples include 7.25 g/T Au over 20.00 m in hole LI307-09, 1.95 g/T Au over 50.0 m in hole LI307-10 and 3.98 g/T Au over 36.0 m in hole LI307-11. All of ValGold's results can be found in recent ValGold news releases. Drilling is

expected to continue in the area until the middle of August 2007 and could amount to a total of up to 10,000m.

A second drill program is planned for the Chicanan West concessions beginning in mid August. This 5,000m program will test gold targets hosted within the Mochila Layered Intrusion. This layered mafic-ultramafic intrusion is postulated to be 2,500m thick and is comprised of a central gabbro unit separating upper and lower ultramafic layers. Within the intrusion gold occurs along the Mochila Lineament which is a regional scale structure coincident with an axial plane of the folded intrusion. Gold is also found along the upper gabbro contact and potentially along its basal contact with the underlying volcanics.

Fiscal 2007 exploration expenditures of $1,372,614 (2006 - $202,143) on the Venezuelan properties include the following: assays and analysis - $76 (2006 - $188); drilling - $398,763 (2006 - $NIL); geological and geophysical - $267,217 (2006 - $91,092); stock-based compensation - $6,132 (2006 – Nil); travel and accommodation - $74,272 (2006 - $75,557), and site activities and trenching - $626,154 (2006 - $68,306), which includes the maintenance of a camp and personnel who have worked on the property for several years.

See the Company's MD&A for the year ended July 31, 2006, for risks and uncertainties relating to the mining industry in Venezuela.

1.2.3 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The total size of the areas covered by the LOI is approximately 4,900 square kilometers or 1,213,500 acres.

The following table outlines all the areas covered by the proposed agreement:

License	Type of License	Number of License(s)	Size (km^2)	Size (acres)
Five Star	PGGS [1]	1	3,605	891,810
Otomung	PGGS	1	1,117	276,090
Kartuni	PL	3	150	38,768
Cuyani River	Medium Scale	6	28	6,893
Total			**4,900**	**1,213,561**

PGGS is a "Permit for Geological and Geophysical Surveys"

The Five Star area permit is valid until late September 2007 at which time the permit may have to be reduced by covering select areas with prospecting licenses ("PLs"). Up to 20 PLs, each covering up to 50.6 km^2 (12,500 acres), are allowed according to government regulations. In addition, ValGold has the exclusive right to occupy and explore the Otomung PGGS until at least January 2008 before it is necessary to reduce the area by way of PLs. The other license areas need not be reduced further and may be renewed as and when required.

Under the terms of the proposed agreement ValGold's earn-in for 100% interest in the properties will require property expenditures of US$5.0 million over four years. There is a first year commitment of US$750,000 after which further expenditures are optional. Newmont will reserve back-in options by which at any time subsequent to ValGold's earn-in up and until 90 days following the delivery of a

feasibility study for any PL, Newmont may acquire 75% interest in that PL by paying ValGold, in cash, an amount equal to 2.5 times ValGold's US$5.0 million earn-in cost plus the post earn-in expenditures on the PL up to the back-in exercise date. On back-in options exercised after the first one, the US$5.0 million earn-in cost will not be reimbursed. Following Newmont's election of a back-in option (whether one or more), if a party dilutes to 10% or less under a joint venture agreement, such party's interest would be converted to a 1% NSR in respect of that PL. Newmont would be entitled to a 1.5% NSR in respect of any PLs for which it does not make the back-in election. The agreement will be subject to all required regulatory approvals.

The properties are located in the northern part of the Archean-Proterozoic Guiana Shield which is mapped in Guyana as the Paleoproterozoic Barama-Mazaruni Supergroup. This granite-greenstone terrain is intercalated with Archean-Proterozoic gneisses and was intruded by felsic to ultramafic rocks during the Trans-Amazonian Orogeny. The terrain is considered to be the equivalent of the volcanic-sedimentary Birimian Supergroup in West Africa which is host to several large gold deposits including AngloGold Ashanti's Obuasi Mine in Ghana that has annual production of approximately 400,000 ounces and a current mineral resource in the order of 24 million ounces. Major deposits found within the Guiana Shield include the Rosebel mine in Suriname, the Omai mine in Guyana and the Las Cristinas and Brisas deposits in Venezuela.

The properties are considered highly prospective for gold but also have potential for the discovery of diamonds, uranium and base metals. Several gold occurrences have already been discovered on the properties including the Makapa occurrence where rock samples have returned gold values as high as 136.0 g/T. Limited drilling at the same occurrence has intersected up to 18.3 g/T gold over 2.0 metres in silicified volcanoclastic conglomerate. Large areas have also seen no work or have good gold stream silt anomalies that have not been investigated. Alluvial diamonds are found at a number of locations although very little exploration has been conducted for this commodity.

Current Exploration:
Since the beginning of the year ValGold has carried out a number of stream silt and soil sampling programs within the Five Star and Otomung PGGS. This has lead to the discovery of a number of gold anomalies which will be followed up throughout the remaining part of the year. In addition, at the end of April a drill program was initiated on the Erakiri gold occurrence located in the southwest corner of the Five Star PGGS. As of the middle of June five holes had been completed for a total length of 747.5m. Gold mineralization at Erakiri is found in quartz veins along a mafic volcanic – feldspar porphyry contact. Placer gold can be panned from the banks of a creek and the creek which flows along the contact.

Fiscal 2007 exploration expenditures on the Guyana Properties include the following: assays and analysis of $18,468; drilling - $29,195; geological and geophysical - $232,739; land lease and taxes - $32,456; travel and accommodation of $89,073 and site activities of $134,219. There were no expenditures in fiscal 2006.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101.

1.2.4 Tower Mountain Gold Project, Ontario

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of the city of Thunder Bay in the Matawin gold belt of northwestern Ontario. It includes the original Tower Mountain property and optioned freehold leases. The Company has acquired a 100%

interest in these properties that cover an aggregate of 3,875 acres (1,568 ha). Cash payments of $220,000 were made to the optionors of the Tower Mountain property. The Company had also acquired two additional parcels of land, which formed part of the Tower Mountain project for the issuance of 70,000 common shares over a four-year period, of which 50,000 common shares were issued. These claims, known as the Freehold Claims, were written off in fiscal 2007 for a total of $20,317.

Little field work has been carried out on the Tower Mountain project since the last drill program was completed during the winter of 2005. By the end of this drill program a total of 67 holes had been drilled on the property for an accumulated length of 16,618 metres. Following this last drill program an independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website.

Current Exploration:
Preparations are underway for a 2,000m drill program to begin in July 2007. Drilling is likely to be split between the U and V zones, the 04-36 zone and the area encompassing the A-D zones.

Fiscal 2007 exploration expenditures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $Nil (2006 - $5,095); drilling - $Nil (2006 - $3,401); geological and geophysical - $993 (2006 - $54,610), and travel, site activities and trenching - $3,416 - (2006 - $17,014).

1.2.5 Mel 223B Uranium Property

In fiscal 2006, ValGold entered into an option agreement to earn a 100% interest in the MEL 223B Property by making cash payments totalling $50,000 ($6,500 paid) and issuing 250,000 common shares (50,000 issued) over four years, and reimbursing the optionor for the provincial deposit for the license in the amount of $5,688. In fiscal 2007, the Company returned the property to the optionor and wrote off costs incurred on the property of $14,800.

1.2.6 Hunter Gold Mine, Ontario

In July 2003, ValGold entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, ValGold agreed to make total cash payments of $50,000 ($30,000 paid at the date of this report) and issue 325,000 common shares (220,000 issued) to the optionor over a five-year period. In addition to the above, exploration expenses of no less than $500,000 must be incurred during the first 60-month period. The property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of an initial 50.0% interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval (received by the Company) and a second tranche of 425,000 shares on the first anniversary after regulatory approval (received by the Company). A further 30.0% interest may be earned by Brigadier upon completion of the share issuances and commitments above, by completing a bankable feasibility study at its sole cost on or before December 31, 2010. In February 2007, the Company amended the agreement with Brigadier, granting an extension for completion of the exploration

expenditures from March 15, 2007, to October 31, 2007. For the granting of the extension, ValGold received an aggregate of 425,000 share purchase warrants to purchase 425,000 common shares of Brigadier at $0.15 per share with an expiry date of September 2, 2008. These warrants were valued at $29,120, using the Black-Scholes method of calculation, a volatility rate of 95.3%, an 18-month term and a risk-free interest rate of 3.95%.

In fiscal 2007, expenditures included the following costs: assays and analysis - $Nil (2006 - $44); drilling - $(600) (2006 - $4,502), geological and geophysical - $33 (2006 - $3,658), and site and travel costs - $10 (2006 - $75). The Company issued common shares under the option agreement with the initial optionors and made a cash payment of $10,000, for a total of $26,225.

1.2.7 Mineral Property Option Payments Due In Fiscal 2007

During the year ending July 31, 2007, the Company must make cash payments totalling $31,833 and issue 141,666 common shares to maintain its mineral property interests. There are also certain payments to be made to Newmont pursuant to the letter agreement. Newmont submitted an invoice in May 2007, for lease and option payments incurred to April 30, 2007, on the Guyana Properties in the amount of US$95,730, which was paid by the Company in May 2007. In addition, on October 9, 2007, a payment of US$1,500,000 and common shares having a deemed value of US$5,000,000 are to be issued relating to the Venezuelan concessions. During the nine months ended April 30, 2007, the Company made cash payments of $35,000 and issued 5,435,000 common shares pursuant to its option agreements. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

1.2.8 Market Trends

In 2006 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$658.28 per ounce to June 27, 2007.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2006, 2005 and 2004, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2006	As at July 31, 2005	As at July 31, 2004
Current assets	$ 1,018,295	$ 987,683	$ 3,810,592
Mineral property interests	6,408,161	3,862,406	2,264,567
Other assets	360,650	1,408,795	1,405,213
Total assets	7,787,106	6,258,884	7,480,372
Current liabilities	660,617	137,952	587,290
Shareholders' equity	7,126,489	6,120,932	6,893,082
Total shareholders' equity and liabilities	7,787,106	6,258,884	7,480,372
Working capital (non-GAAP measure)	$ 357,678	$ 849,731	$ 3,223,302

	Year ended July 31, 2006	Year ended July 31, 2005	Year ended July 31, 2004
Expenses (Recoveries)			
Amortization	$ 889	$ 855	$ 152
Foreign exchange loss	8,827	17,838	14,210
Legal, accounting and audit	128,504	75,297	121,953
Management and consulting fees	73,000	60,000	30,000
Office and administration	301,521	208,331	193,661
Salaries and benefits	204,255	218,938	180,310
Shareholder communications	156,647	214,849	179,284
Stock-based compensation	241,986	53,734	654,396
Travel and conferences	38,283	75,169	78,538
	1,153,912	925,011	1,452,504
Property investigation (recoveries) costs	(3,107)	115,052	142,803
Write-down of mineral property interests	316,336	419,698	290,619
Gain on sale of marketable securities and investments	(1,722,766)	--	(2,494,700)
Loss on disposal of equipment	--	--	1,150
Write-down of investments	--	6,000	40,464
Interest income	(23,738)	(46,506)	(48,208)
Earnings (loss) before future income tax recovery	279,363	(1,419,255)	615,368
Future income tax recovery	112,648	162,788	2,322
Earnings (loss) for the year	392,011	(1,256,467)	617,690
Earnings (loss) per share – basic	$ 0.02	$ (0.06)	$ 0.03
Earnings (loss) per share – diluted	$ 0.02	$ (0.06)	$ 0.03
Weighted average number of common shares outstanding – basic	22,253,520	20,701,374	17,846,346
Weighted average number of common shares outstanding – diluted	22,575,085	20,701,374	19,821,310

1.4 Results of Operations

	Three months ended April 30, 2007	Three months ended April 30, 2006	Nine months ended April 30, 2007	Nine months ended April 30, 2006
Expenses				
Amortization	$ 640	$ 215	$ 1,443	$ 534
Foreign exchange	13,191	10,792	15,631	11,922
Legal, accounting and audit	27,048	134,061	77,361	214,426
Management and consulting fees	17,500	23,500	56,500	56,500
Office and administration	63,043	75,213	180,499	204,521
Property investigations	--	--	179	(9,147)
Salaries and benefits	64,919	65,829	230,594	151,546
Shareholder communications	55,141	46,116	134,579	120,043
Stock-based compensation	123,550	--	123,550	241,986
Travel and conferences	30,497	27,164	69,431	39,955
Write-down (recovery) of mineral property interests	--	(9,838)	35,117	315,465
Write-down of exploration accounts receivable	64,452	--	64,452	--
Interest and other income	(3,749)	(10,959)	(14,402)	(17,414)
	456,232	362,093	974,934	1,330,337
Gain on sale of investments	(383,297)	(420,337)	(980,702)	(1,246,072)
Earnings (loss) before income taxes	(72,935)	58,244	5,768	(84,265)
Income tax recovery (	204,720	112,648	734,433	112,648
Earnings for the period	131,785	170,892	740,201	28,383
Earnings per share, basic	$ 0.00	$ 0.01	$ 0.02	$ 0.00
Earnings per share, diluted	$ 0.00	$ 0.01	$ 0.03	$ 0.00
Weighted average number of common shares outstanding – basic	39,899,140	23,003,292	31,703,679	21,983,729
Weighted average number of common shares outstanding – diluted	40,839,497	24,219,939	32,189,488	22,159,891

ValGold had earnings of $740,201 or $0.02 per share in the nine months ended April 30, 2007 ("fiscal 2007"), compared to earnings of $28,383, or $0.00 per share in the nine months ended April 30, 2006 ("fiscal 2006").

The Company is currently conducting exploration programs in Venezuela and in Guyana which involve foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars. As a result, foreign exchange losses increased from $11,922 in fiscal 2006 to $15,631 in fiscal 2007. Currently, there has been some volatility between the United States dollar and the Canadian dollar. There is also currency fluctuation relating to the Bolivar, the currency used in Venezuela. Venezuela reintroduced exchange controls in February 2003 and all foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of

goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

The Company had a nominal balance of funds in United States dollars during the year and a significant portion of the foreign exchange loss relates to the funds held and expenditures paid in United States dollars during the year and foreign currency expenditures paid in foreign currencies.

Legal, accounting and audit expenses decreased from $214,426 in fiscal 2006 to $77,361 in fiscal 2007. Legal advice related to property agreements entered into in foreign jurisdictions and certain foreign legal and accounting costs directly related to the mineral property acquisition and exploration permitting and licenses have been capitalized.

Commencing August 2004 management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid to Glencoe Management Ltd. for both fiscal 2007 and 2006 totalled $22,500. Also included in management and consulting fees for fiscal 2007 is $34,000 (2006 – $34,000) paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Office and administration costs decreased from $204,521 in fiscal 2006 to $180,499 in fiscal 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $151,416 in fiscal 2006 to $230,593 in fiscal 2007. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"), and as such, are activity based with levels of administrative activity changing with activity levels of the Company. In fiscal 2006, the administration portion of the consulting fees paid to the vice-president of exploration was included in management and consulting fees. In fiscal 2007, similar amounts are now included as salaries and benefits, as the consulting agreement was terminated and the officer is now an employee of the Company. Salaries will increase as wage increases take effect.

In fiscal 2006, there was $241,986 in stock-based compensation compared to $123,550 in fiscal 2007. Stock-based compensation is calculated using the Black-Scholes option valuation model. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. The rates used for calculation of stock-based compensation are as follows: risk free interest rate – 4.05%; expected life of option – 5.0 years; expected volatility – 86.8%.

Shareholder communications costs have increased from $120,043 in fiscal 2006 to $134,579 in fiscal 2007. The Company utilized the services of an investor relations' consultant to the end of June, and another consultant was hired in July 2006. The services of this consultant were terminated in November 2006 and the Company hired an investor relations' consultant in January 2007. Fees paid to these consultants totalled $49,500 in fiscal 2006, compared to $43,500 in fiscal 2007. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $39,955 in fiscal 2006 to $69,431 in fiscal 2007. An officer of the Company travelled to Venezuela and to the United Kingdom, in addition to shorter trips undertaken to improve investor awareness during fiscal 2007.

Property investigation costs have changed from a recovery of $9,147 in fiscal 2006 to a nominal expenditure of $179 in fiscal 2007. The Company incurred costs that were to be recovered from an independent party in fiscal 2006, and the recoverability of the expenditure is uncertain. The Company has set up an allowance for uncollectible amounts relating to the receivable of $64,452. The Company receives property submissions on a regular basis, and the submissions require review. The costs related to submissions are capitalized if the property is acquired, or expensed if the property is not acquired.

During fiscal 2007, the Company sold 297,600 common shares of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $980,702, which resulted in earnings in fiscal 2007, compared to a gain of $1,246,072 in fiscal 2006 on the sale of 463,333 common shares of its investment in Northern Orion. Interest income of $17,414 in fiscal 2006 compares to $14,402 in fiscal 2007.

In accordance with CICA Handbook Section 3465 – Income Taxes, the Company records a provision at the time of the actual renunciation of flow-through expenditures, which is recorded as a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the recovery of future income taxes related to the flow-through expenditures renounced in the current period is approximately $734,433. Canadian resource-related expenditures are to be incurred in the balance of fiscal 2007 and possibly in fiscal 2008, under the look-back rules for flow-through expenditures.

Future income tax recoveries of $734,433 in fiscal 2007 contributed to the Company's earnings in fiscal 2007, compared to future income tax recoveries of $112,648 in fiscal 2006.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Guyana Properties Guyana	Horseshoe, Roycan, Q-9 and Other Properties Canada	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2005								
Fourth Quarter	154,035	7,585	(7,168)	--	98,316	1,992	115,529	--
Fiscal 2006								
First Quarter	41,445	--	(373)	--	25,760	31,690	38,353	--
Second Quarter	29,258	3,117	(15,930)	--	11,431	1,164	326,389	80,460
Third Quarter	17,943	--	(16,476)	--	(9,838)	(50,729)	490,389	685,983
Fourth Quarter	106,531	--	18,552	5,921	871	608	724,586	314,986
Fiscal 2007								
First Quarter	2,980	--	13,661	37,168	--	25,840	586,760	346,559
Second Quarter	4,213	--	10,823	258,304	--	(215)	461,769	2,049,067
Third Quarter	2,996	--	(100)	493,709	--	(86,837)	395,822	581,190

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain on investments and interest	Mineral property and other write-downs (recovery)	Property investigation costs	Stock-based compen-sation
Fiscal 2005							
Fourth Quarter	(310,606)	(0.01)	260,313	7,097	(2,606)	49,714	4,107
Fiscal 2006							
First Quarter	(557,503)	(0.03)	173,938	3,311	310,755	59,191	16,930
Second Quarter	414,994	0.02	242,617	828,879	14,549	(68,337)	225,056
Third Quarter	170,892	0.01	382,890	431,296	(9,838)	--	--
Fourth Quarter	363,628	0.01	112,481	483,018	870	6,039	--
Fiscal 2007							
First Quarter	228,230	0.01	257,145	515,246	35,117	54	--
Second Quarter	380,186	0.01	190,714	87,512	--	125	--
Third Quarter	131,785	0.00	271,979	387,046	64,452	--	123,550

Three Months Ended April 30, 2007 ("Q3 2007") Compared to Three Months Ended April 30, 2006 ("Q3 2006")

ValGold had earnings of $131,785 or $0.00 per share in Q3 2007, compared to earnings of $170,892, or $0.01 per share in Q3 2006. The significant difference between the earnings in the two periods is that Q3 2007 earnings relate primarily to the recovery of future income taxes, compared to the sale of a significant number of common shares of Northern Orion Resources Inc. in Q3 2006.

In fiscal 2006 and 2007, ValGold was conducting exploration programs in Venezuela and Guyana, with the attendant foreign exchange risks associated with exploration in these foreign jurisdictions. Foreign exchange losses increased from a loss of $10,792 in Q3 2006 to a loss of $13,191 in Q3 2007.

Legal, accounting and audit expenses decreased from $134,061 in Q3 2006 to $27,048 in Q3 2007. The Company's annual audit and tax filings are completed in the second quarter of each fiscal year but are accrued throughout the fiscal year. Legal, accounting and audit fees will likely be higher throughout the 2007 fiscal year due to the related accounting, tax and administration costs of doing businesses in foreign jurisdictions and the consolidation of those activities. Legal costs may also increase as agreements related to mineral property agreements are finalized. Certain legal costs related to environmental and other exploration related activities are capitalized.

Office and administration costs decreased from $75,213 in Q3 2006 to $63,043 in Q3 2007. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have decreased nominally from $65,829 in Q3 2006 to $64,919 in Q3 2007. These costs vary from period to period due to the services provided by LMC.

Shareholder communications costs have increased from $46,116 in Q3 2006 to $55,141 in Q3 2007. The Company utilizes the services of an investor relations' consultant. Fees paid to consultants totalled $16,500 in Q3 2006 compared to $12,500 in Q3 2007. Shareholder communications also includes all costs associated with timely disclosure of information, including news dissemination services. The Company had a booth at a conference in Toronto in Q3 2007.

In Q3 2006, there was $Nil in stock-based compensation compared to $123,550 in Q3 2007.

Travel and conference expenses remained at approximately the same level, $27,164 in Q3 2006 and $30,497 in Q3 2007.

ValGold did not write down interests in mineral properties in Q3 2007, but recovered $9,838 in mineral property expenses in Q3 2006, related to the Stephens Lake property. In Q3 2006, ValGold sold 138,700 common shares of its investment in common shares of Northern Orion for a gain of $420,337. The Company sold 122,600 common shares of Northern Orion in Q3 2007, for a gain of $383,297. Interest and other income decreased from $10,959 in Q3 2006 to $3,749 in Q3 2007 due to lower cash balances for most of Q3 2007.

Future income tax recoveries of $204,720 in Q3 2007 contributed to the Company's earnings compared to future income tax recoveries of $112,648 in Q3 2006.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At April 30, 2007, ValGold's working capital, defined as current assets less current liabilities, was $2,154,766, compared with working capital of $357,678 at July 31, 2006.

Investing Activities

At April 30, 2007, ValGold had capitalized $11,410,709, representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela, Guyana, Manitoba and Ontario. During the nine months ended April 30, 2007, ValGold expended $5,037,665 on the acquisition and exploration of its mineral property interests, net of recoveries, compared to $1,690,036 in the nine months ended April 30, 2006.

At April 30, 2007, the Company held 27,400 common shares of Northern Orion with a book value of $43,158 (closing market value - $140,288). These common shares are recorded as marketable securities at April 30, 2007. In addition to the Northern Orion shares, ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation, 850,000 shares of Brigadier Gold Ltd. and 5,000 common shares of Mediterranean Minerals Corp. at a total book value of $275,774. The market value of these shares at April 30, 2007, was $370,150. The Company also holds 425,000 warrants of Brigadier Gold Ltd. exercisable at a price of $0.15 until September 2, 2008, at a value calculated using the Black-Scholes method, of $29,120.

1.7 Capital Resources

In August 2006, the Company completed a brokered private placement offering. Subscribers purchased 5,175,000 flow-through units ("FT Units") at a price of $0.30 and 1,146,200 non-flow-through units ("NFT Units") at a price of $0.275 for aggregate gross proceeds of $1,867,705.

Each FT Unit consisted of one flow-through common share and one transferable common share purchase warrant (the "Warrant"). Each NFT Unit consisted of one common share and one Warrant. Each Warrant is exercisable for one additional non-flow-through common share. Warrants issued as part of the first tranche are exercisable at a price of $0.40 per share to August 28, 2007, and thereafter at an exercise price of $0.50 per share with an expiry date of August 28, 2008. Warrants issued as part of the second tranche are exercisable at a price of $0.40 per share until August 31, 2007, and thereafter at an exercise price of $0.50 per share, expiring August 31, 2008.

Commissions totalling $135,578 were paid in addition to legal and other fees. Additionally, compensation options were issued, exercisable until August 2008 to acquire up to 557,869 Compensation Option Units at a price of $0.275. Each Compensation Option Unit consists of one common share and one common share purchase warrant exercisable for one additional common share at a price of $0.40 until August 2007 or $0.50 until August 2008.

On December 29, 2006, the Company completed a non-brokered private placement for 2,000,000 FT Units at a price of $0.30 per unit for gross proceeds of $600,000. Each FT Unit consisted of one FT common share and one non-transferable, NFT share purchase warrant, exercisable for a common share at a price of $0.40 per share up to and including December 29, 2007, and thereafter at a price of $0.50 per share up to and including December 29, 2008.

Under the FT Unit agreements, the Company agreed to renounce $2,152,500 related to the flow-through share financing completed in August 2006, in qualifying expenditures to the investors. In accordance with CICA Handbook Section 3465 – Income Taxes, the Company will need to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company. The Company estimates that the reduction in share capital and the recovery of future income taxes related to the renounced flow-through expenditures is expected to be approximately $734,433, which has been recorded. The recovery of future income taxes is related to monetizing temporary differences and is therefore valued at the approximate tax rate in effect at the time of renunciation of the securities to the investors and is recorded as a cost of issuance.

Subsequent to April 30, 2007, the Company completed non-brokered private placement of 11,674,710 units at a price of $0.26 per unit, for gross proceeds of $3,035,425. Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of $0.40 per until May 4, 2008, and at an exercise price of $0.50 per share until May 4, 2009. At April 30, 2007, share subscriptions totaling $2,984,465 had been received pursuant to this private placement.

Finder's units, equal to 10% of the total number of units sold in the private placement by each respective finder, or a total of 832,871, were issued. Each finder's unit is comprised of one common share and one-half of one non-transferable common share purchase warrant (a "Finder's Unit Warrant"), with each whole Finder's Unit Warrant exercisable to acquire one additional common share for a period of 24 months at an exercise price of $0.40 until May 4, 2008, and thereafter at an exercise price of $0.50 until May 4, 2009.

The Company completed a private placement of 8,891,000 units at a price of $0.35 per unit for gross proceeds of $3,111,850. Each unit was comprised of one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitle the holder to purchase one additional common share

at an exercise price of $0.50 per share for until May 25, 2008, and at an exercise price of $0.60 per share until May 25, 2009.

All common shares issued pursuant to private placements have a four-month hold period from the date of issuance.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services provided by:	Nine months ended April 30, 2007	2006
LMC Management Services Ltd. (a)	488,504	353,351
Glencoe Management Ltd. (b)	22,500	22,500
Kent Avenue Consulting Ltd. (c)	34,000	34,000
PGC Consulting Ltd.	--	86,000

Balances receivable from (payable to) (d):	April 30 2007	July 31, 2006
LMC Management Services Ltd. (a)	$ 71,842	$ 12,663
Total balance receivable	71,842	12,663
Directors and officers	(12,078)	--
Glencoe Management Ltd. (b)	(2,650)	(2,650)
PGC Consulting Ltd.	--	(5,825)
Total balances payable	$ (14,728)	$ (8,475)

(a) Management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC") since August 1, 2001. LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. At April 30, 2007, the Company did not have three months of fees advanced to LMC.

(b) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(c) Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees were paid through LMC, and are also included in the balance for 'services provided by LMC'. Any amount owing to Kent Avenue Consulting Ltd. is owed by LMC, and so is included in the net receivable from LMC.

(d) Balances receivable from related parties are non-interest bearing and due on demand.

(e) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

1.10 Fourth Quarter Results

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at April 30, 2007, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

See July 31, 2006, Quarterly and Annual MD &A.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of June 27, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at June 27, 2007

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

59,380,564 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,310,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
935,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
775,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
2,115,000	0.35	April 12, 2012
6,055,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
1,747,000	$0.40	October 8, 2007
1,312,333	$0.40	December 30, 2007
93,030**	$0.225	December 30, 2007
93,030**	$0.40	December 30, 2007
5,250	$0.40	December 30, 2007
125,000	$0.50	February 13, 2008
2,530,298	$0.40/$0.50	August 28, 2007/08
308,436*	$0.40/$0.50	August 28, 2007/08
2,942,836	$0.40/$0.50	August 31, 2007/08
308,436*	$0.275	August 31, 2008
237,833*	$0.40/$0.50	August 31, 2007/08
2,000,000	$0.40/$0.50	December 29, 2007/08
5,837,500	$0.40/$0.50	May 4, 2008/2009
416,450	$0.40/$0.50	May 4, 2008/2009
4,445,500	$0.40/$0.50	May 25, 2008/2009
22,001,466		

* Finder's unit warrants exercisable at $0.275 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 in the first year and $0.50 in the second year.

** Finder's unit warrants exercisable at $0.225 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.40 until December 30, 2007.

Other Information

Controls and Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company's internal control over financial reporting during the interim period ended April 30, 2007, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the interim period ended April 30, 2007, that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: June 29, 2007

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **STEPHEN J. WILKINSON,** President and Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: June 29, 2007

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President and Chief Executive Officer

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. **Date of Material Change**

May 25, 2007.

Item 3. **News Release**

Press releases were issued on June 1, 2007.

Item 4. **Summary of Material Change**

See attached press releases.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

June 4, 2007.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

June 1, 2007

Ticker Symbol: **VAL** - TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD CLOSES $3.1 MILLION PRIVATE PLACEMENT

Vancouver, British Columbia – June 1, 2007 – ValGold Resources Ltd. ("ValGold") reports that, further to its news release dated May 18, 2007, it has closed its non-brokered private placement, which was oversubscribed. The Company has raised $3,111,850 by the issuance of 8,891,000 million units (the "Units") at a price of $0.35 per Unit. Each Unit is comprised of one common share of ValGold and one-half of a share purchase warrant ("Warrant"). Each whole share purchase Warrant will entitle the holder to purchase one additional common share of ValGold for a period of 24 months following the issue date of the Warrant at an exercise price of $0.50 per share for the first 12 months from the date of issue of the Warrant and thereafter at an exercise price of $0.60 per share for the remaining 12-month period. All of the securities issued pursuant to the private placement are subject to a hold period expiring on October 1, 2007.

Proceeds from the non-brokered private placement will be used to advance the Company's exploration programs in Guyana and Venezuela, and for general working capital.

ValGold is listed on the TSX Venture Exchange under the trading symbol: VAL. For further information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Jeff Stuart, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212

Email: jstuart@valgold.com or info@valgold.com

END